Mail Stop 4561

January 16, 2008

By U.S. Mail and facsimile to (212) 284-2233

Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue – 12th Floor
New York, New York 10022

> **Re: Jefferies Group, Inc.**
> **Definitive 14A**
> **Filed on April 10, 2007**
> **File Number 001-14947**

Dear Mr. Handler:

      We have reviewed your response letter dated December 10, 2007 and we have the following comments. Please respond to our comment by January 30, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. Although you have provided us with additional information to consider in better understanding your disclosure, it is not clear how you intend to comply with each of our comments in future filings. Notwithstanding the assertion set forth in the second paragraph of your introductory remarks, provide us with a clear indication of the extent to which you intend to comply with each of the comments in future filings and clear representations of how you propose to implement any revisions that are required to be made.

2. Refer to comment 3 of our letter dated September 26, 2007. With respect to the omission of the performance objectives that are tied to your named executive

officers' incentive compensation, please advise us as to whether or not there are additional bases upon which you believe you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K.

3. We note your response to comment number 9 of our letter dated September 26, 2007. Please note that our question does not ask about the calculation of the benefits and payments to which you refer in your response. We are asking how you determined the level of payments. If the level of payments were determined by negotiation, so state. If you determine such levels from "policies or contractual terms," please clarify this in future filings.

Please contact Jay Ingram at (202) 551-3397 with any questions.

Sincerely,

Tim Geishecker
Attorney Advisor